Filed pursuant to Rule 433

Dated August 11, 2025

Relating to

Preliminary Prospectus Supplement dated August 11, 2025 to

Prospectus dated August 11, 2025

Registration Statement No. 333-289469

Packaging Corporation of America

$500,000,000 5.200% Senior Notes due 2035

Pricing Term Sheet

August 11, 2025

Issuer:	Packaging Corporation of America

Title of Securities:	5.200% Senior Notes due 2035

Aggregate Principal Amount:	$500,000,000

Pricing Date:	August 11, 2025

Settlement Date:

August 15, 2025 (T+4)

We expect that delivery of the notes will be made against payment therefor on or about August 15, 2025 which will be the fourth business day following the date of pricing of the notes, or “T+4”. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to one business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to one business day before the settlement date should consult their own advisors.

Maturity Date:	August 15, 2035

Benchmark Treasury:	4.250% US Treasury due August 15, 2035

Benchmark Treasury Price / Yield:	99-26 / 4.273%

Spread to Benchmark Treasury:	+93 basis points

Yield to Maturity:	5.203%

Public Offering Price:	99.977% of the principal amount, plus accrued interest, if any, from the settlement date

Coupon:	5.200%

Interest Payment Dates:	Semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2026

Interest Record Dates:	February 1 and August 1

Optional Redemption:

Prior to May 15, 2035, the greater of par and make-whole at a discount rate of US Treasury plus 15 basis points, plus accrued and unpaid interest to the date of redemption.

On or after May 15, 2035, at par, plus accrued and unpaid interest to the date of redemption.

Special Mandatory Redemption:

In the event that the Greif Acquisition is not consummated on or before June 30, 2026 (as such date may be extended pursuant to the terms of the Greif Purchase Agreement or by the mutual written consent of Greif Packaging LLC and PCA), or the Greif Purchase Agreement is terminated at any time prior thereto, we will be required to redeem the notes, in whole and not in part, for a redemption price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date.

The proceeds from the offering of the notes will not be deposited into an escrow account pending the consummation of the Greif Acquisition, nor will we be required to grant any security interest or other lien on such proceeds to secure any redemption of the notes.

Expected Ratings*:	Moody’s: Baa1 (stable) S&P: BBB (positive)

CUSIP / ISIN:	695156AY5 / US695156AY58

Joint Book-Running Managers:	BofA Securities, Inc. Mizuho Securities USA LLC U.S. Bancorp Investments, Inc.

Passive Joint Book-Running Managers:	J.P. Morgan Securities LLC PNC Capital Markets LLC Deutsche Bank Securities Inc.

Co-Managers:	BMO Capital Markets Corp. Siebert Williams Shank & Co., LLC Rabo Securities USA, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling (toll free) either of the representatives of the underwriters:

BofA Securities, Inc.      1-800-294-1322

Mizuho Securities USA LLC  1-866-271-7403

U.S. Bancorp Investments, Inc.  1-877-558-2607

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.